Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Battle Mountain Gold Company
                                                      Commission File No. 1-9666


FOR IMMEDIATE RELEASE
[Graphic - Newmont News Release Letterhead]

NEWMONT MINING CORPORATION, 1700 LINCOLN STREET, DENVER, COLORADO 80203



Media Contact:    Doug Hock          Investor Relations:     Wendy Yang
                  303-837-5812                               303-837-6141


OPERATING CASH FLOW INCREASES 14% IN FIRST HALF

      DENVER, July 28, 2000 - Continued cost reductions and increased gold production enabled Newmont Mining Corporation to generate $190.1 million, or $1.13 per share, in operating cash flow during the first six months of 2000, a 14 percent increase from $166.1 million, or 99 cents per share, in the first half of 1999. Equity gold production rose 13 percent to 2.2 million equity ounces from 1.9 million ounces over the same period. Total cash costs for the first six months declined to $173 per equity ounce from $182 in the year ago period, while total production costs were reduced to $230 from $238 an ounce.

      Reviewing results for the six month period, Ronald C. Cambre, Newmont's chairman and chief executive officer, said, "Net income from operations of $21.4 million, or 12 cents per share, increased from $16.6 million, or 10 cents per share, in the 1999 period. However, a $15.4 million equity loss at Batu Hijau and $15.7 million in non-cash hedge-related charges in the 2000 first half, resulted in a net loss of $9.7 million, or 6 cents per share." For the like period last year, Newmont earned $17 million, or 5 cents per share, including an $8 million equity loss at Batu Hijau and an $8.4 million gain on the sale of property.

      Looking forward, Cambre said, "With a ramp up in production at Yanacocha and Nevada in the second half of the year, Batu Hijau progressing well and excellent results from our exploration program, we are pleased to announce that our forecasts for 2000 are:

        o Record gold production of 4.8 million ounces, 15% higher than for 1999, at a total cash cost of $173 per ounce;
        o Cash flow from operating activities of more than $500 million, or $3 per share, 25% higher than in 1999;
        o   Debt reduction of $60 million to $70 million from year-end 1999; and
        o   Replacement of reserves depleted by mining.

                                     (MORE)

      "These forecasts are premised on the current gold price and do not reflect the pending merger with Battle Mountain Gold Company. While we do not believe today's gold price reflects continued high demand for the metal, we have aligned the Company to generate strong cash flow with an improving balance sheet in this environment. Additionally, we remain positioned to deliver superior shareholder returns as the gold price recovers."

      The merger transaction with Battle Mountain is on schedule for the Fall, subject to approval by the Battle Mountain shareholders and the satisfaction of other customary conditions, including governmental approvals. Yesterday Newmont was informed that the transaction has received early termination of the Hart-Scott-Rodino waiting period. The preliminary proxy statement for the required special meetings of Battle Mountain shareholders was filed with the U.S. Securities and Exchange Commission on July 21, 2000. Cambre added, "Both companies are working diligently to ensure a smooth transition so that our shareholders can benefit from the substantial synergies involved."

      In the second half of 2000, the Company expects strong growth in production from mining of high grade ore at the Deep Post open pit mine in Nevada and expansion at Yanacocha. For the full year, Nevada is expected to contribute approximately 2.9 million ounces of gold at total cash costs below $208 an ounce. Yanacocha is expected to contribute approximately one million equity ounces at a total cash cost of less than $90 an ounce.

      First half sales of $713.9 million were up 11 percent from $642.9 million a year earlier, with an average realized gold price of $285 an ounce, $2 lower than the 1999 first half. North American production rose to 1.4 million ounces at a total cash cost of $211 per ounce from 1.3 million ounces at $208 per ounce in the 1999 first half. Higher throughput, grade and recovery rates at the Nevada autoclaves and roaster more than offset a decline in production from oxide ores.

      Total overseas production was 788,500 equity ounces at a total cash cost per ounce of $107, higher than 619,200 equity ounces and lower than total cash cost of $128 per ounce for the 1999 period. For the first six months of 2000, production at Yanacocha totaled 840,900 ounces (431,800 equity ounces) at a total cash cost of $88 compared to 702,400 ounces (360,700 equity ounces) at $113 in the 1999 half. Production at Zarafshan-Newmont in Uzbekistan was 121,000 equity ounces at a total cash cost of $122 per ounce compared to similar ounces at a total cash cost of $177 per ounce in the 1999 period. At Minahasa in Indonesia, production was 172,900 equity ounces at a total cash cost of $144 per ounce in the 2000 first half versus 136,700 ounces at $127 for the year ago period.

      Batu Hijau in Sumbawa, Indonesia, which began operating late last year, produced 227.0 million pounds of copper (127.7 million equity pounds) and 111,700 ounces of gold (62,800 equity ounces) during the first six months of 2000 at a total cash cost of 62 cents per pound, net of gold byproduct credits. The average realized copper price per pound was 80 cents. For the second half of 2000, Batu Hijau is projected to produce approximately 170 million equity pounds of copper and 115,000 equity ounces of gold at a total cash cost of 55 cents per pound of copper.


                                     (MORE)

      Newmont's earnings in 2000 are impacted by non-cash accounting charges related to hedge transactions. During the first six months, a charge of $8.5 million was recorded to amortize expiring put option contracts. An additional unrealized loss of $7.2 million was recorded to mark-to-market the change in valuation of outstanding call option contracts to reflect both the change in price and the volatility in the spot gold market since year-end 1999.

      In the first half of 2000, Newmont made investments of $136.7 million for capital expenditures and $91.8 million to complete its equity funding in Batu Hijau; all of the investment in Batu Hijau was in the first quarter. At the end of the six months, Newmont had long-term debt of $1.07 billion, including the current portion of long-term debt, and cash and equivalents of $52.2 million.

      SECOND QUARTER

      Net income from operations in the second quarter of 2000 of $2.6 million, or 2 cents per share, was more than offset by a $7.3 million equity loss, or 4 cents per share, at Batu Hijau and non-cash, hedge-related accounting charges of $11.6 million, or 8 cents per share. The net loss for the quarter was $16.3 million, or 10 cents per share. In the second quarter of 1999, Newmont earned $7.1 million, or 4 cents per share, including $3.6 million, or 2 cents per share, from operations, a $4.9 million start-up loss at Batu Hijau and an after-tax gain of $8.4 million from the sale of an exploration property.

      Operating cash flow for the quarter was $103.2 million, or 61 cents per share, compared to $110.9 million, or 66 cents per share, in the 1999 quarter. Sales for the quarter were $355.4 million, 13 percent higher than the $315.8 million in the year ago quarter. Production increased 14 percent to 1.1 million ounces of gold. Total cash costs in the quarter declined 7 percent to $171 per ounce as continuous improvements achieved through the Company's Gold Medal Performance program offset higher fuel and electric power costs worldwide.

      North American production for the second quarter was 717,300 ounces, a 13 percent increase from 634,200 ounces for the 1999 quarter and a 10 percent increase from 650,400 ounces for the first quarter of 2000. Total cash costs averaged $203 an ounce for the 2000 quarter, an improvement from $211 an ounce for the second quarter of 1999.

      At Newmont's overseas operations, gold production for the second quarter of 2000 totaled 371,000 equity ounces compared to 318,100 ounces in the 1999 quarter. Gold production at Yanacocha was 407,400 ounces (209,200 equity ounces) compared to 363,700 ounces (186,700 equity ounces) in the 1999 quarter. Total cash costs at Yanacocha were $87 per ounce, a 22 percent drop from $111 per ounce in the 1999 quarter. Following an accidental mercury spill by a transport contractor late in the second quarter of 2000, a comprehensive health and environmental remediation program was initiated by Compania Minera Yanacocha,
51.35 percent owned by Newmont.

                                     (MORE)

      At Zarafshan-Newmont in Uzbekistan, lower grade resulted in production of 115,400 ounces (57,700 equity ounces) at a total cash cost of $127 per ounce, versus 133,800 ounces (66,900 equity ounces) at a total cash cost of $172 for the 1999 quarter. At Minahasa in Indonesia, production totaled 73,300 equity ounces at a total cash cost of $178 per ounce compared to 64,500 equity ounces at $124 per ounce. Cash costs, more so than production, were impacted by a week-long shutdown of operations during the quarter.

      As Batu Hijau continues its ramp up to a steady state of production, tons mined increased 35 percent to 41.7 million and mill throughput rose 18 percent to 11.1 million tons from the first to the second quarter. In this second full quarter of operation since start up, Batu Hijau produced 119.4 million pounds of copper (67.2 million equity pounds), and 54,700 ounces of gold (30,800 equity ounces), representing an 11 percent increase in copper and 4 percent decrease in gold production compared to the first quarter of 2000. The project completion tests covering mining, processing and environmental aspects of the Batu Hijau operation are expected to be completed early in the fourth quarter of 2000.

                  FOR SUPPLEMENTAL INFORMATION RELATING TO THIS PRESS RELEASE REFER TO NEWMONT'S WEB PAGE AT WWW.NEWMONT.COM UNDER INVESTOR RELATIONS.
                               ---------------

      This press release contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor created thereby. Such forward-looking statements include, without limitation, (i) estimates of future earnings, (ii) estimates of future gold production, (iii) estimates of future production costs and (iv) estimates of future cash flow. Where the company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks include, but are not limited to, gold price volatility, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans. For a more detailed discussion of such risks and other factors, see Page 25 of the company's 1999 Annual Report on Form 10-K.

      Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Battle Mountain Gold Company in connection with the proposed merger transaction involving Newmont and Battle Mountain, and their interests in the solicitation, are set forth in a Schedule 14A filed on June 21, 2000 with the SEC. Newmont and Battle Mountain will be filing a definitive proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Preliminary proxy materials were filed by Battle Mountain with the SEC on July 21, 2000. Investors are urged to read the preliminary proxy materials that are available now and any other relevant documents (including the definitive proxy statement/prospectus) that are filed with the SEC because they contain important information on the proposed merger transaction. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Newmont may be obtained free of charge by contacting Newmont Mining Corporation, 1700 Lincoln Street, Denver, CO 80203,
(303) 863-7414. Documents filed with the SEC by Battle Mountain will be available free of charge by contacting Battle Mountain Gold Company, 333 Clay Street, 42nd Floor, Houston, Texas 77002, (713) 650-6400. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

                                     (MORE)

                  NEWMONT MINING CORPORATION AND SUBSIDIARIES
                     FINANCIAL AND OPERATING HIGHLIGHTS

                 (In millions, except per share and ounces)
                                  (Unaudited)

                                       Three Months        Six Months
                                          Ended              Ended
                                         June 30,           June 30,
                                       2000    1999      2000     1999
                                      -------  ------    ------  -------

Revenues                              $358.2  $333.0    $719.4   $663.2


Components of net income:
Net income from operations             $ 2.6    $3.6      $21.4    $16.6
 Batu Hijau start-up loss               (7.3)   (4.9)     (15.4)    (8.0)
                                       -------  ------    ------  -------
                                       $(4.7)  $(1.3)     $ 6.0    $ 8.6

  Noncash mark-to-market loss on
  call options, net of tax              (7.3)     -        (7.2)      -

  Noncash amortization of put option
  contracts, net of tax                 (4.3)     -        (8.5)      -
                                      -------  ------    ------  -------
Net income (loss) before noncash
  charges, net of tax                  (16.3)   (1.3)      (9.7)     8.6

Other items:
  Gain on sale of assets and
  investments, net of tax               -       8.4         -       8.4
                                      -------  ------    ------  -------
Net income (loss)                   $ (16.3)  $ 7.1     $ (9.7)  $ 17.0
                                      =======  ======    ======  =======

Per share:
Net income from operations          $  0.02   $ 0.02    $ 0.12   $ 0.10
  Batu Hijau start-up loss            (0.04)   (0.03)    (0.09)   (0.05)
                                      -------  ------    ------  -------
                                    $ (0.02)  $(0.01)   $ 0.03   $ 0.05
  Noncash mark-to-market loss on
  call options, net of tax            (0.05)       -     (0.04)       -
  Noncash amortization of put option
  contracts, net of tax               (0.03)       -     (0.05)       -
                                      -------  ------    ------  -------
Net income (loss) before noncash
  charges, net of tax               $ (0.10) $ (0.01)   $(0.06)  $ 0.05
Other items:
  Gain on sale of assets and
  investments, net of tax                  -    0.05         -     0.05
                                      -------  ------    ------  -------
Net income (loss)                   $ (0.10)  $ 0.04    $(0.06) $  0.10
                                      =======  ======    ======  =======

Total gold production included in
  financial statements (000 ozs.)   1,255.7  1,129.2   2,502.6   2,250.3

Equity gold production (000 ozs.)   1,088.3    952.3   2,156.3   1,908.6

Total cash cost per equity ounce    $   171   $  183    $  173  $   182
Total production cost per equity
  ounce                             $   229   $  240    $  230  $   238

Average realized price per equity
  ounce                             $   283   $  281    $  285  $   287
Average spot price realized
  per ounce                         $   284   $  275    $  286  $   281


Equity copper production (in
  millions of pounds)                  67.2        -     127.7        -
Equity copper sales (in millions of
  pounds)                              59.0        -     120.9        -
Cash cost per equity pound          $  0.60        -   $  0.62        -
Average realized copper price per
pound                               $  0.81        -   $  0.80        -

                     NEWMONT MINING CORPORATION AND SUBSIDIARIES
                        STATEMENTS OF CONSOLIDATED OPERATIONS

                             (In millions, except per share)
                                      (Unaudited)

                                      Three Months       Six Months
                                         Ended             Ended
                                        June 30,          June 30,
                                      2000    1999     2000    1999
                                     -------  ------   ------ --------

Sales and other income
  Sales                              $355.4  $315.8   $713.9   $642.9
  Dividends, interest and other         2.8    17.2      5.5     20.3
                                     -------  ------   ------  -------
                                      358.2   333.0    719.4    663.2
                                     -------  ------   ------  -------
Costs and expenses

  Costs applicable to sales           206.7   198.1    412.1    394.5
  Depreciation, depletion and
    amortization                       68.0    61.2    129.9    120.0
  Exploration and research             17.2    14.4     30.8     25.9
  General and administrative           12.9    12.6     24.9     25.2
  Interest, net of capitalized
    interest                           19.7    17.1     40.6     35.5
  Other                                 3.4     2.6      4.6      4.3
                                     -------  ------   ------  -------
                                      327.9   306.0    642.9    605.4
                                     -------  ------   ------  -------

Operating income                       30.3    27.0     76.5     57.8

Unrealized mark-to-market loss on
  call options                        (11.3)     -     (11.1)      -
                                     -------  ------   ------  -------

Pre-tax income before minority         19.0    27.0     65.4     57.8
  interest and equity loss

Income tax provision                   (4.4)   (2.1)    (10.9)   (7.7)

Minority interest in income of        (23.6)  (12.9)    (48.8)  (25.1)
Minera Yanacocha

Equity loss of affiliate               (7.3)   (4.9)    (15.4)   (8.0)
                                     -------  ------   ------  -------

Net income (loss)                    $(16.3) $  7.1    $ (9.7) $ 17.0
                                     =======  ======   ======  =======

Net income (loss) per common share,
  basic and diluted                  $(0.10) $ 0.04    $(0.06) $ 0.10
                                     =======  ======   ======  =======

Basic weighted average shares
  outstanding                         167.9   167.4     167.8   167.4

Diluted weighted average shares
  outstanding                         168.8   167.6     168.4   167.5

Cash dividends declared per common
  share                              $ 0.03  $ 0.03    $ 0.06  $ 0.06


Net income (loss)                    $(16.3) $  7.1    $ (9.7) $ 17.0

Unrealized gain (loss) on
  investment securities                  -     (0.3)      -       5.3
                                     -------  ------   ------  -------

Comprehensive income (loss)          $(16.3) $  6.8    $ (9.7) $ 22.3
                                     =======  ======   ======  =======

                      NEWMONT MINING CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                  (In millions)
                                   (Unaudited)

                                                        December
                                        June 30,           31,
                                          2000            1999
                                     ----------------   ----------
ASSETS

  Cash and cash equivalents                  $  52.2     $   55.3

  Other current assets                         502.3        478.8
                                     ----------------   ----------
      Current assets                           554.5        534.1
  Other assets, primarily property,
    plant and equipment                      2,861.5      2,849.3
                                     ----------------   ----------
      Total assets                          $3,416.0     $3,383.4
                                     ================   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities                       $  215.0     $  250.6
  Current portion of long-term debt             23.7         23.3
  Long-term debt                             1,045.6      1,014.2
  Deferred revenue from sale of
    future production                          137.2        137.2
  Fair value of written call options            93.5         82.4
  Other liabilities                            315.4        297.7

  Minority interest in Minera
    Yanacocha                                  145.9        126.4

  Stockholders' equity                       1,439.7      1,451.6
                                     ----------------   ----------
       Total liabilities and
         stockholders' equity               $3,416.0     $3,383.4
                                     ================   ==========

                 CONSOLIDATED CASH FLOW INFORMATION

                                         For Six Months Ended
                                               June 30,
                                     -----------------------------
                                          2000            1999
                                     ----------------   ----------
OPERATING ACTIVITIES

  Net income (loss)                         $  (9.7)     $   17.0
  Adjustments to reconcile net
    income (loss) to net cash
    provided by operating activities          210.1         124.7
                                     ----------------   ----------
                                              200.4         141.7
  Change in working capital                   (10.3)         24.4
                                     ----------------   ----------
  Net cash provided by operating              190.1         166.1
    activities                       ----------------   ----------

INVESTING ACTIVITIES

  Additions to property, plant and
    mine development                         (136.7)        (77.3)
  Investments in affiliates and Other         (79.7)        (60.6)
                                     ----------------   ----------
  Net cash used in investing                 (216.4)       (137.9)
   activities                        ----------------   ----------

FINANCING ACTIVITIES

  Net borrowings (repayments)                   31.7        (14.8)
  Dividends paid                               (10.1)       (10.0)
  Other                                          1.6         (0.6)
                                     ----------------   ----------
Net cash provided by (used in)
  financing activities                          23.2        (25.4)
                                     ----------------   ----------
Net change in cash and cash
  equivalents                                   (3.1)         2.8

Cash and cash equivalents at
  beginning of period                           55.3         79.1
                                     ----------------   ----------
Cash and cash equivalents at end of
  period                                     $  52.2      $  81.9
                                     ================   ==========

                                            NORTH AMERICAN OPERATING STATISTICS
                                          FOR THE THREE MONTHS ENDED JUNE 30, 2000

                                                                 MINE PRODUCTION
                                                               (Dry Short Tons 000)

                                                 2000                                       1999
                                 --------- -----------------------------   --------- ----------------------------
                                 Average    Mill  Leach                    Average    Mill  Leach
                                  Grade*     Ore   Ore     Waste    Total   Grade*     Ore   Ore     Waste   Total
                                  -------- ------ ------- ------- -------   -------- ------- ------ ------- ------
NEVADA
Open-Pit Mines
   Carlin Trend:
     Carlin South                           524   1,297   4,274    6,095             1,034  3,737   2,970    7,741
     Carlin North-Post                      219      15   1,850    2,084                 0      0     266      266
     Carlin North-Genesis Complex            12     663   2,312    2,987               401    201   1,103    1,705
     Carlin North-Other                      98   1,825   4,746    6,669               363  1,711   6,857    8,931
   Twin Creeks                            1,149   2,745  20,316   24,210               832  1,181  23,317   25,330
   Lone Tree Complex                        568   1,397   7,095    9,060               457    615   8,726    9,798
                                          -----  ------  ------   ------             ----- ------  ------   ------
          Total Open Pit         0.062    2,570   7,942  40,593   51,105    0.056    3,087  7,445  43,239   53,771
                                          ------------------------------             -----------------------------

Nevada Underground

   Carlin Trend:
     Carlin North                           193       0       0      193               165      0       0      165
     Carlin Rain                             11      20       0       31                13      6       0       19
   Rosebud                                   34       0       0       34                72      0       0       72
                                          -----  ------  ------   ------             ----- ------  ------   ------
          Total Underground      0.682      238      20       0      258    0.708      250      6       0      256
                                          -----  ------  ------   ------             ----- ------  ------  -------
TOTAL NEVADA                     0.077    2,808   7,962  40,593   51,363    0.064    3,337  7,451  43,239   54,027
                                          -----  ------  ------   ------             ----- ------  ------  -------

CALIFORNIA
   Mesquite                      0.015        0   3,704   2,303    6,007    0.016        0  3,447    2,236   5,683
                                          -----  ------  ------   ------             ----- ------  ------  -------

MEXICO
   La Herradura                  0.021        0     839   2,551    3,390    0.023        0    638    2,027   2,665
                                          -----  ------  ------   ------             ----- ------  ------  -------

TOTAL NORTH AMERICAN MINED       0.055    2,808  12,505  45,447   60,760    0.051    3,337 11,536   47,502  62,375
                                         ======  ======  ======   ======            ====== ======   ======  ======



                                                                 MILL AND LEACH PRODUCTION

                                                2000                                       1999
                                 ---------------------------------------   ---------------------------------------
                                                                Ounces                                    Ounces
                                   Dry Tons  Average Recovery  Produced      Dry Tons  Average Recovery  Produced
                                    (000's)   Grade*  Rate(%)    (000's)     (000's)   Grade*  Rate(%)    (000's)
                                 ----------  ------- --------  ---------   ----------  ------- --------  ---------
NEVADA
NEVADA
Oxide Mills
   Carlin Trend:
     Mill No. 4                          0    0.000      0.0       0.0          406     0.107     77.7       33.4
     Mill No. 5                        915    0.089     65.6      58.8          999     0.097     67.0       70.0
   Twin Creeks                         361    0.143     91.8      39.5          295     0.184     91.0       35.1
   Lone Tree Complex                    15    0.255     92.0       3.5            0       N/A      N/A        0.0
                                  --------                     -------     --------                       -------
       Total Oxide Mills             1,291    0.106     76.2     101.8        1,700     0.115     76.0      138.5
                                  --------                     -------     --------                       -------

Refractory Mills:
   Carlin Roaster                      718    0.265     89.1     175.3          721     0.207     90.1      139.5
   Twin Creeks Autoclaves              793    0.259     91.2     182.7          799     0.191     84.7      121.3
   Lone Tree Complex                   682    0.157     85.8      47.9          533     0.091     89.6       19.3
                                  --------                     -------     --------                       -------
        Total Refractory Mills       2,193    0.229     89.3     405.9        2,053     0.171     87.6      280.1
                                  --------                     -------     --------                       -------
              Total Nevada Mills     3,484    0.183     86.5     507.7        3,753     0.145     83.5      418.6
                                  --------                     -------     --------                       -------

Leach Production:
   Carlin-Oxide                      2,719    0.031      N/A      65.1        4,711     0.029      N/A       95.7
   Carlin-Refractory                     0    0.000      N/A       0.1            0     0.000      N/A        0.8
   Twin Creeks-Oxide                 2,745    0.039      N/A      65.2        1,179     0.031      N/A       38.0
   Lone Tree-Oxide                   1,436    0.043      N/A      34.2        1,046     0.043      N/A       32.3
                                  --------                     -------     --------                       -------
        Total Nevada Leach           6,900    0.037              164.6        6,936     0.031               166.8
                                  --------                     -------     --------                       -------
TOTAL NEVADA PRODUCTION             10,384    0.086              672.3       10,689     0.071               585.4
                                  --------                     -------     --------                       -------

CALIFORNIA
   Mesquite-Leach                    3,704    0.015      N/A      31.5        3,447     0.016      N/A       39.9
                                  --------                     -------     --------                       -------

MEXICO
   La Herradura-Leach                  839    0.021      N/A      13.5          638     0.023      N/A        8.9
                                  --------                     -------     --------                       -------


TOTAL NORTH AMERICAN PRODUCTION     14,927    0.065              717.3       14,774     0.056               634.2
                                  ========                     =======     ========                       ========
     *  Ounce per ton

                                                             OVERSEAS OPERATING STATISTICS
                                                        FOR THE THREE MONTHS ENDED JUNE 30, 2000

                                                                     MINE PRODUCTION
                                                                   (Dry Short Tons 000)
                                         2000                                                       1999
                        -----------------------------------------------            ------------------------------------------------
                        Average     Mill      Leach                                Average      Mill      Leach
                        Grade*      Ore        Ore      Waste    Total              Grade*       Ore        Ore      Waste    Total
                        --------  -------    -------    -----  --------            --------    ------    -------     -----    ------
BATU HIJAU  -copper     0.640      14,576          -   27,140    41,716             0.587       3,953          0    19,252   23,205
            -gold       0.007                                                       0.005

MINAHASA    -mill       0.275          70               1,475     1,545             0.222         292       0        2,019    2,311
            -leach      0.092                    407                407


YANACOCHA
 Carachugo              0.029         N/A      8,255    4,797    13,052             0.035         N/A      3,378     5,233    8,611
 Maqui Maqui            0.029         N/A      1,353      762     2,115             0.043         N/A      4,105     2,264    6,369
 San Jose               0.027         N/A      5,185    2,508     7,693             0.040         N/A      5,201     3,926    9,127
 Yanacocha              0.031         N/A      5,365    2,082     7,447             0.029         N/A      2,012     1,438    3,450
                                             -------  -------   --------                                 -------   -------  -------
  Total Yanacocha Mined 0.029                 20,158   10,149    30,307             0.038                 14,696    12,861   27,557
                                  -------    -------  -------   --------                        -----    -------   -------  -------

TOTAL OVERSEAS MINED    0.023      14,646     20,565   38,764    73,975             0.042       4,245     14,696     34,132   53,073
                                  =======    =======   ======   =======                         =====    =======    ======  =======




                                                              MILL AND LEACH GOLD PRODUCTION
                                                   2000                                                 1999
                             ------------------------------------------------     -------------------------------------------------
                                                            Ounces    Equity                                     Ounces     Equity
                             Dry Tons   Average   Recovery  Produced  Ounces      Dry Tons   Average  Recovery   Produced   Ounces
                             (000's)    Grade*    Rate(%)   (000's)   (000's)     (000's)    Grade*   Rate(%)    (000's)    (000's)
                             --------  ---------  --------  --------  -------     ---------  -------  -------    --------   -------
   Mill (sales)                11,093      0.008     68.2       54.7     30.8           N/A      N/A      N/A        N/A        N/A

MINAHASA
   Mill                           174      0.328     93.1       56.0     56.0           186    0.376     91.1       64.5        64.5
   Leach                          505      0.093      N/A       17.3     17.3           N/A      N/A      N/A        N/A         N/A

YANACOCHA
   Leach                       20,158      0.029      N/A      407.4    209.2        14,696    0.038      N/A      363.7       186.7

ZARAFSHAN-NEWMONT
   Leach                        3,961      0.045      N/A      115.4     57.7         3,746    0.060      N/A      133.8       66.9


                               ------                          -----    -----        ------                        -----       -----
TOTAL OVERSEAS PRODUCTION      35,891      0.030               650.8    371.0        18,628    0.046               562.0       318.1
                               ======                                               ======
TOTAL NORTH AMERICAN PRODUCTION                                717.3    717.3                                      634.2       634.2
                                                             -------   -------                                    -------      -----
TOTAL GOLD PRODUCTION                                        1,368.1  1,088.3                                    1,196.2       952.3
                                                             =======   =======                                    =======      =====




                                                                       COPPER PRODUCTION
                                                 2000                                                     1999
                          ---------------------------------------------------     -------------------------------------------------
                                                                      Equity                                                Equity
                          Dry Tons      Average   Recovery  Pounds    Pounds      Dry Tons   Average   Recovery   Pounds    Pounds
                          (000's)       Grade*     Rate(%)  (000's)   (000's)     (000's)    Grade      Rate(%)   (000's)   (000's)
                          ---------    --------   --------- --------  -------     --------  ---------  -------    -------   -------
TOTAL COPPER PRODUCTION
    Batu Hijau - Mill        11,093        0.65        82.8  119,401   67,163          N/A        N/A      N/A        N/A       N/A
                          =========    ========   ========= ========  =======
TOTAL COPPER SALES                                           104,837   58,971                                         N/A       N/A
                                                            ========  =======

    *Ounce per ton except copper, which is a percentage.





                                PRODUCTION COSTS

                 Utilizing the Gold Institute Reporting Standard

                    For the Three Months Ended June 30, 2000

                             Nevada                          La                         Minera

                           Operations        Mesquite     Herradura      Minahasa      Yanacocha    Zarafshan-Newmont Equity Total
                           ----------       ----------    ---------     ---------      ----------   ----------------- ------------
                           2000   1999    2000   1999    2000   1999   2000   1999    2000   1999    2000     1999    2000    1999
                           ----   ----    ----   ----    ----   ----   ----   ----    ----   ----    ----     ----    ----    ----
NEVADA
Direct mining and
production costs           $198   $222    $206   $130    $147   $187   $174   $101    $86   $108     $124    $170    $170    $184
Capitalized mining cost
adjustments                   2   (13)    (30)     35       0      0      0     18      0      0        0       0       0     (5)
Other                         0     0       2       0      (5)    (5)     1      3     (3)    (1)       3       2       0     (1)
                          ------- ------ ------- ------ -------------- ------ ------ ------ ------ -------- ------- ---------------
     Cash Operating Costs   200    209     178    165     142    182    175    122     83    107      127     172     170     178


Royalties                     3      4      15      0       0      0      3      2      4      4        0       0       0       4
Production Taxes              2      1       0      0       0      0      0      0      0      0        0       0       1       1
                         ------- ------ ------- ------ -------------- ------ ------ ------ ------ -------- ------- ---------------
       Total Cash Costs     205    214     193    165     142    182    178    124     87    111      127     172     171     183

Reclamation and
mine closure                  3      2       0      0       6    (9)      2      2      3      3        2       1       3       2
                         ------- ------ ------- ------ -------------- ------ ------ ------ ------ -------- ------- ---------------
       Total Costs          208    216     193    165     148    173    180    126     90    114      129     173     174     185
       Applicable to Sales

Depreciation, depletion      55     51      87     42      63     51     81     88     47     65       49      42      55      55
and amortization
                         ------- ------ ------- ------ -------------- ------ ------ ------ ------ -------- ------- ---------------
       Total Production    $263   $267    $280   $207    $211   $224   $261   $214   $137   $179     $178    $215    $229    $240
       Costs
                         ======= ====== ======= ====== ============== ====== ====== ====== ====== ======== ======= ===============
Equity ounces produced    672.3  585.4    31.5   39.9    13.5    8.9   73.3   64.5  209.2  186.7     57.7    66.9  1,057.5  952.3

Average gold price         $274   $276    $283   $276    $280   $269   $357   $361   $285   $273     $282    $269    $283    $281



                                                                 Newmont-Batu Hijau
                                                                 (Equity Interest)

                                                                                                        Co-Product
                                                                                                -----------------------
                                                                                       By-Product  Copper  Gold    Total

                                                                                       ----------  ------- ------  -------
                                    2000    1999
                                    ----    ----
Cost applicable to sales per                                    Revenue                $47,817   $47,817  $8,710   $56,527
financial statements                $206.7 $198.1

Minority interest in                (23.1)  (22.1)                Cash production costs 44,035    37,250   6,785    44,035
Minera Yanacocha                                                 By-product credits     (9,181)     (398)    (72)     (470)
                                                                                       -------  --------  ------ -------
Reclamation accruals                 (2.7)   (1.7)                      Total Cash
                                    ------ -------                           Costs      34,854    36,852   6,713    43,565


Total cash costs for per            $180.9 $174.3                Noncash costs          10,906     9,225   1,681    10,906
ounce calculations                                                                     -------    ------    ------  ------
                                    ====== =======                      Total Production
Equity ounces produced             1,057.5  952.3                         Costs         45,760    46,077   8,394    54,471
                                                                                        ======    ======   =====    ======
Equity cash cost per ounce
produced                            $171   $183

                                                                 Pounds of copper
                                                                   sold (000's)         58,970    58,970
                                                                 Ounces of gold sold
                                                                   (000's)                30.8             30.8

                                                                 Reported cash cost
                                                                   per pound            $ 0.60  $   0.62
                                                                 Reported noncash
                                                                   cost per pound         0.18      0.16
                                                                                       --------  -------
                                                                 Total costs
                                                                   per pound            $ 0.78  $ 0.78

                                                                 Reported cash cost
                                                                   per ounce                             $ 218
                                                                 Reported noncash
                                                                   cost per ounce                           54
                                                                                                        -------
                                                                 Total costs
                                                                   per ounce                             $ 272


                       North American Operating Statistics

                     For the Six Months Ended June 30, 2000

                                                                     MINE PRODUCTION
                                                                   (Dry Short Tons 000)
                                                 2000                                           1999
                                --------------------------------------------   -----------------------------------------
                                Average   Mill     Leach                       Average  Mill     Leach
                                Grade*     Ore      Ore      Waste   Total     Grade*    Ore      Ore      Waste    Total
                                -------- -------- --------   ------ --------   ------- -------- --------- -------- --------
Nevada

Open-Pit Mines
   Carlin Trend
      Carlin South                         1,516    3,770     7,608  12,894              2,405     6,924    6,258   15,587
      Carlin North-Post                      343       15     2,327   2,685                  0         0    3,592    3,592
      Carlin North-Genesis Complex            12      796     5,144   5,952                589       810    2,837    4,236
      Carlin North-Other                     172    3,623     9,393  13,188                571     3,491   12,521   16,583
   Twin Creeks                             3,288    6,169    42,618  52,075              1,426     2,648   49,206   53,280
   Lone Tree Complex                       1,198    2,992    14,616  18,806                839     1,724   17,296   19,859
                                         -------- --------   ------ --------           -------- --------- -------- --------
              Total Open Pit      0.062    6,529   17,365    81,706 105,600     0.054    5,830    15,597   91,710  113,137
                                         -----------------------------------           ------------------------------------

Nevada Underground
   Carlin Trend:
      Carlin North                           378        0        0      378                314         0        0      314
      Carlin Rain                             13       45        0       58                 14         6        0       20
   Rosebud                                    61        0        0       61                141         0        0      141
                                         -------- --------   ------ --------           -------- --------- -------- --------
              Total Underground   0.621      452       45        0      497     0.700      469         6        0      475
                                         -------- --------   ------ --------           -------- --------- -------- --------

TOTAL NEVADA                      0.074    6,981   17,410    81,706 106,097     0.064    6,299    15,603   91,710  113,612
                                         -------- --------   ------ --------           -------- --------- -------- --------

California
   Mesquite                       0.015        0    6,863    5,649   12,512     0.016        0     6,972    5,013   11,985
                                         -------- --------   ------ --------           -------- --------- -------- --------

Mexico
   La Herradura                   0.022        0    1,536    4,701    6,237     0.023        0     1,134    3,771    4,905
                                         -------- --------   ------ --------           -------- --------- -------- --------

TOTAL NORTH AMERICAN MINED        0.055    6,981   25,809    92,056 124,846     0.052    6,299    23,709  100,494  130,502
                                         ======== ========   ====== ========           ======== ========= ======== ========



                                                                MILL AND LEACH PRODUCTION
                                                         2000                                          1999
                                        ------------------------------------          -------------------------------------
                                                                      Ounces                                       Ounces
                                         Dry Tons Average    Recovery Produced         Dry Tons  Average  Recovery Produced
                                          (000's)  Grade*     Rate(%)  (000's)          (000's)   Grade*   Rate (%) (000's)
                                         -------- --------   -------- --------         -------- --------- -------- --------
Nevada

Oxide Mills
   Carlin Trend:
      Mill No. 4                               0    0.000      0.0      0.2                617     0.107     76.5     46.6
      Mill No. 5                           2,014    0.083     68.7    126.8              2,206     0.103     73.1    170.6
   Twin Creeks                               686    0.141     89.9     74.6                542     0.188     97.8     64.2
   Lone Tree Complex                          63    0.124     89.0      6.9                  0       N/A      N/A      0.0
                                         --------                   --------           --------                    --------

      Total Oxide Mills                    2,763    0.103     75.5    208.5              3,365     0.117     78.5    281.4
                                         --------                   --------           --------                    --------

Refractory Mills:
   Carlin Roaster                          1,405    0.269     88.8    335.9              1,387     0.196     90.6    254.1
   Twin Creeks Autoclaves                  1,636    0.244     89.6    358.2              1,613     0.200     86.0    291.4
   Lone Tree Complex                       1,311    0.147     87.2     82.6                984     0.088     87.7     30.1
                                         --------                   --------           --------                    --------
      Total Refractory Mills               4,352    0.224     88.8    776.7              3,984     0.171     88.0    575.6
                                         --------                   --------           --------                    --------

              Total Nevada Mills           7,115    0.177     85.8    985.2              7,349     0.147     84.5    857.0
                                         --------                   --------           --------                    --------

Leach Production:
   Carlin-Oxide                            5,789    0.033      N/A    133.4              9,724     0.029      N/A    185.8
   Carlin-Refractory                           0    0.000      N/A      0.1                  0     0.000      N/A      3.7
   Twin Creeks-Oxide                       6,169    0.037      N/A    105.8              2,646     0.030      N/A     81.4
   Lone Tree-Oxide                         3,083    0.043      N/A     57.2              2,181     0.036      N/A     64.2
                                         --------                   --------           --------                    --------
              Total Nevada Leach          15,041    0.037             296.5             14,551     0.030             335.1
                                         --------                   --------           --------                    --------

TOTAL NEVADA PRODUCTION                   22,156    0.082            1281.7             21,900     0.069           1,192.1
                                         --------                   --------           --------                    --------

California
   Mesquite-Leach                          6,863    0.015      N/A     62.3              6,972     0.016      N/A     81.7
                                         --------                   --------           --------                    --------
Mexico
   La Herradura-Leach                      1,536    0.022      N/A     23.8              1,134     0.023      N/A     15.6
                                         --------                   --------           --------                    --------
TOTAL NORTH AMERICAN PRODUCTION           30,555    0.064           1,367.8             30,006     0.055           1,289.4
                                         ========                   ========           ========                    ========

      *  Ounce per ton

                          Overseas Operating Statistics

                     For the Six Months Ended June 30, 2000

                                                                    MINE PRODUCTION
                                                                  (Dry Short Tons 000)
                                                  2000                                            1999
                              --------------------------------------------    ---------------------------------------------
                              Average  Mill    Leach                          Average  Mill    Leach
                              Grade*   Ore      Ore     Waste     Total       Grade*   Ore      Ore      Waste     Total
                              --------------- -------- -------- ----------    --------------- --------- -------------------
Batu Hijau     - copper         0.660 28,808        0   43,885     72,693       0.597  5,139         0    31,529    36,668
               - gold           0.008                                           0.005

Minahasa       - mill           0.304     87             2,329      2,416       0.254    433         0     4,596     5,029
               - leach          0.081             772                 772

Yanacocha
    Carachugo                   0.030    N/A   15,457    8,689     24,146       0.033    N/A     6,543    10,146    16,689
    Maqui Maqui                 0.028    N/A    2,278    1,887      4,165       0.043    N/A     5,159     3,031     8,190
    San Jose                    0.031    N/A    9,968    4,940     14,908       0.037    N/A     9,356     6,869    16,225
    Yanacocha                   0.030    N/A   11,124    3,756     14,880       0.029    N/A     3,048     2,786     5,834
                                               -------- -------- --------                      --------- -----------------
       Total Yanacocha Mined    0.030          38,827   19,272     58,099       0.036           24,106    22,832    46,938
                                       ------- -------- -------- --------              ------- --------- -----------------
TOTAL OVERSEAS MINED            0.021 28,895   39,599   65,486    133,980       0.040  5,572    24,106    58,957    88,635
                                      ======= ======== ======== ==========            ======= ========= ===================


                                                             MILL AND LEACH GOLD PRODUCTION
                                                2000                                                   1999
                              --------------------------------------------    ---------------------------------------------
                                                        Ounces   Equity                                     Ounces    Equity
                              Dry Tons Average Recovery Produced Ounces        Dry Tons   Average Recovery  Produced  Ounces
                              (000's)  Grade*  Rate (%)  (000's)   (000's)      (000's)   Grade*  Rate (%)  (000's)   (000's)
                              --------------- -------- -------- ----------    --------------- --------- -------------------
Batu Hijau
    Mill (sales)               20,536  0.008     70.5    111.7       62.8         N/A    N/A       N/A       N/A       N/A

Minahasa
    Mill                          359  0.427     93.1    149.2      149.2         358  0.399      92.3     136.7     136.7
    Leach                       1,003  0.083      N/A     23.7       23.7         N/A    N/A       N/A       N/A       N/A

Yanacocha
    Leach                      38,827  0.030      N/A    840.9      431.8      24,106  0.036       N/A     702.4     360.7

Zarafshan-Newmont
    Leach                       7,743  0.049      N/A    242.0      121.0       7,402  0.057       N/A     243.6     121.8


                               -------                 -------- ----------    --------                  --------  ---------
TOTAL OVERSEAS PRODUCTION      68,468  0.029           1,367.5      788.5      31,866  0.045             1,082.7     619.2
                              ========                                        ========
TOTAL NORTH AMERICAN PRODUCTION                        1,367.8    1,367.8                                1,289.4   1,289.4
                                                       -------- ----------                              --------  ---------
TOTAL GOLD PRODUCTION                                  2,735.3    2,156.3                                2,372.1   1,908.6
                                                       ======== ==========                              ========  =========



                                                                        COPPER PRODUCTION
                                                2000                                                    1999
                              --------------------------------------------    ---------------------------------------------
                                                                   Equity                                            Equity
                              Dry Tons Average Recovery  Pounds    Pounds       Dry Tons Average Recovery Pounds    Pounds
                              (000's)  Grade*  Rate (%)  (000's)   (000's)      (000's)  Grade   Rate (%)  (000's)   (000's)
                              -------- ------- -------- -------- ----------    -------- ------- --------- ---------  -------
Total Copper Production

    Batu Hijau - Mill         20,536   0.66       84.2   226,996   127,685         N/A     N/A        N/A       N/A      N/A
                              ======  ======= ========   =======   =======
Total Copper Sales
                                                         214,899   120,881                                      N/A      N/A
                                                        ========   =======

       * Ounce per ton except copper, which is a percentage.



                                PRODUCTION COSTS

                 Utilizing the Gold Institute Reporting Standard

                     For the Six Months Ended June 30, 2000

                               Nevada                        La           Minahasa         Minera        Zarafshan-
                               -------                      ---           --------         -------       ----------
                             Operations      Mesquite       Herradura                    Yanacocha        Newmont     Equity Total
                             ----------      -------       ---------                     ---------        -------     ------------
                             2000   1999    2000   1999    2000   1999   2000   1999    2000   1999     2000     1999  2000    1999
                             ----   ----    ----   ----    ----   ----   ----   ----    ----   ----     ----     ----  ----    ----
Direct mining and             $197   $220    $221   $131    $151   $191   $139   $121     $86   $109     $119    $175 $165    $185
production costs
Capitalized mining cost         10   (14)    (39)     21       0      0      0      0       0      0        0       0    5      (8)
adjustments
Other                            1      1       2      1     (5)    (3)      2      3     (2)      0        3       2    0       1
                            ------- ------ ------- ------ -------------- ------ ------  ------ ------ -------- ------- ------- -----
       Cash Operating Costs    208    207     184    153     146    188    141    124      84    109      122     177  170     178



Royalties                        3      4      15      0       0      0      3      3       4      4        0       0    2       3
Production Taxes                 2      1       0      0       0      0      0      0       0      0        0       0    1       1
                            ------- ------ ------- ------ -------------- ------ ------  ------ ------ -------- ------- ------- -----
       Total Cash Costs        213    212     199    153     146    188    144    127      88    113      122     177  173     182


Reclamation and                  3      2       0      0       5    (3)      2      2       3      3        1       1    3       2
mine closure
                            ------- ------ ------- ------ -------------- ------ ------  ------ ------ -------- ------- ------- -----
       Total Costs
       Applicable to Sales     216    214     199    153     151    185    146    129      91    116      123     178  176     184

Depreciation, depletion
and amortization                53     51      87     43      60     55     68     84      45     57       47      46   54      54
                            ------- ------ ------- ------ -------------- ------ ------  ------ ------ -------- ------- ------- -----
       Total Production       $269   $265    $286   $196    $211   $240   $214   $213    $136   $173     $170   $224    $230    $238
       Costs
                            ======= ====== ======= ====== ============== ====== ======  ====== ====== ======== ======= ======= =====
Equity ounces produced      1,281.7 1,192.1  62.2   81.7    23.8   15.6  172.9  136.7   431.8  360.7    121.0  121.8 2,093.5 1,908.6

Average gold price            $277   $282    $287   $280    $290   $267   $348   $360    $286   $280     $284    $277   $285    $287


                                                                                Newmont-Batu Hijau
                                                                                (Equity Interest)

                                                                                                                  Co-Product

                                                                                                          ------------------------

                                                                                                 By-Product Copper   Gold    Total

                                                                                                 ---------- ------- ------- --------
                                    2000     1999
                                    ----     ----
Cost applicable to sales per                                                    Revenue         $    97,259 $97,259  17,779  115,038
financial statements                $412.1   $394.5                                         Cash
                                                                                production costs     94,033  79,500  14,533   94,033
Minority interest in                (43.9)   (45.2)
Minera Yanacocha                                                                By-product
                                                                                credits             (18,758)  (827)   (151)    (978)
                                                                                                   -------- ------- ------- --------


                                                                                Total Cash Costs     75,275  78,673  14,382   93,055
Reclamation                         (5.3)     (3.8)
accruals                                                                        Noncash costs        20,067  16,966   3,101   20,067
                                    ------   -------                                               -------- ------- ------- --------
Total cash costs for per            $362.9   $345.5                             Total Production
ounce calculations                  ======   =======                               Costs             95,342  95,639  17,483  113,122
                                                                                                   ======== ======= ======= ========
Equity ounces produced             2,093.5  1,908.6

Equity cash cost per ounce            $173     $182                             Pounds of copper
                                                                                  sold (000's)  120,881 120,881
                                                                                Ounces of gold
                                                                                  sold (000's)     62.8           62.9

                                                                                Reported cash cost
                                                                                  per pound      $ 0.62  $ 0.65
                                                                                Reported noncash
                                                                                  cost per pound   0.17    0.14
                                                                                               -------- -------
                                                                                Total costs per
                                                                                  pound          $ 0.79  $ 0.79

                                                                                Reported cash cost
                                                                                  per ounce                     $  229
                                                                                Reported noncash
                                                                                  cost per ounce                    49
                                                                                                               -------
                                                                                Total costs                     $  278




                           NEWMONT MINING CORPORATION

           SUPPLEMENTAL COMMODITY FINANCIAL INSTRUMENT INFORMATION

Newmont remains one of the least hedged Companies in the gold industry. During the first half of 2000, deliveries of 62,500 ounces were made under a forward sales contract at $454 an ounce. This involved production from the Minahasa mine in Indonesia.

On December 31, 1999, the Company had put options, giving it the right, but not the obligation, to sell 1.18 million ounces of gold at $270 an ounce. Options on 800,000 ounces expired during the first half of 2000. Non-cash after-tax amortization of the put option premium of $8.5 million for the first half of 2000 was treated as a deduction from sales.

The following table summarizes the status of Newmont's hedge book as of June 30, 2000.

                  PUT                     FORWARD                 CALL
--------------------------------------------------------------------------------
                Total               Total                        Total
Production   Notional  Price     Notional   Price   Price     Notional     Price
Year         Quantity  Floor     Quantity   Floor     Cap     Quantity       Cap
--------------------------------------------------------------------------------
  2000        383,333   $270       62,500    $454    +40%
  2004                                                         250,000      $350
  2005                            161,111*   $300    $380      250,000      $350
  2006                            161,111*   $300    $380
  2007                            161,111*   $300    $380
  2008                                                       1,000,000      $386
  2009                                                         850,000      $385
--------------------------------------------------------------------------------
Grand Total   383,333   $270      545,833    $317    $380    2,350,000      $378

            *Associated with these prepaid forward sales is a requirement to deliver 35,900 ounces per year in 2000-2007. These deliveries, however, have been offset with simultaneously executed forward purchase contracts at prices increasing from $263 per ounce in 2000 to $354 per ounce in 2007.

For additional information on the Company's hedging strategy, please see press releases issued on October 13, 1999 and November 10, 1999 on our website.

                                     # # #